Exhibit 99.1

News Release

 Alexco Awards Mining Services Contract

March 8, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that it has awarded the Mining Services Contract for development and production mining of the Bellekeno silver-lead-zinc deposit to the NNDDC/Procon Joint Venture, a joint venture between Procon Mining and Tunnelling Ltd. and the Nacho Nyak Dun Development Corp. The Bellekeno Mine is located in the Keno Hill silver district of Canada’s Yukon Territory, within the traditional territory of the First Nation of Na-Cho Nyak Dun.

The award of this major contract represents a significant step in the Company’s development of the Bellekeno Mine. Pre-production development activity under the mining contract includes approximately 600 meters of primary ramp development, which includes ore access, 32 meters of raise development and 400 meters of rehabilitation in historical workings, as well as installation of necessary electrical, ventilation and compressed air services. This work will be completed over the course of the next five months, in preparation for the commencement of ore production in the third quarter of calendar 2010.

Some key points of the mining services contract include:

  Provides for significant job opportunities and training for the First Nation of Na-Cho Nyak Dun
  Provides for Alexco purchase from the Joint Venture of some or all mining equipment in future
  Provides for opportunity payments to the Joint Venture based on meeting and exceeding specific cost, productivity, safety and environmental targets

Procon’s performance and safety record, history of successful First Nations relationships and familiarity with the project from prior work in the Keno Hill district were all significant factors in Alexco’s selection of the NNDDC/Procon Joint Venture for this Mining Services Contract.

“We are pleased to have awarded this major contract to a well qualified Canadian-based mining contractor. Procon’s operating philosophy aligns well with Alexco’s project vision, not only through their professional approach to mining but through their commitment to provide meaningful growth and development opportunities to the citizens of the First Nation of Na-Cho Nyak Dun,” said Clynt Nauman, President and Chief Executive Officer of Alexco.

Update on Bellekeno Mine and Mill Construction

Construction at the Bellekeno Mine and Mill complex is proceeding on schedule and within budget. Detailed engineering is progressing for the project, mill building steel is erected, mine rehabilitation and infrastructure development is ongoing as scheduled, and planning continues for peak construction which is anticipated to occur over the April through July timeframe. Due to unusually warm weather being experienced this winter in the Yukon, construction of the mill building is ahead of schedule. The targeted completion date for full mill construction and commencement of production remains the third quarter of calendar 2010. Alexco anticipates it will provide a complete update on construction progress early in the second quarter of calendar 2010, when detailed engineering is projected to be substantially completed and procurement is expected to have reached the 75% milestone.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.